UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 179th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 13, 2020.

1. DATE, TIME AND PLACE: February 13, 2020, at 9:30 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Fiscal Board (“Fiscal Board”) who subscribe to these minutes attended the Meeting, under the terms of the Bylaws. In addition, Ms. Nathalia Pereira Leite, the Senior Manager of Corporate Affairs, attended the Meeting as Secretary of the Meeting.

3. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The proposal of distribution of Interest on Own Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

“Proposal of deliberation of IOC based on the balance sheet of January 31, 2020, in the gross amount of R$ 270,000,000.00, which is equivalent to R$ 229,500,000.00 net of income tax. The interest per share equals R$ 0.14994770587 per common share (R$ 0.12745554999 net of income tax) and R$ 0.16494247646 per preferred share (R$ 0.14020110499 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of February 28, 2020. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting, and the payment will be carried out before the end of 2021, in a date to be defined by the Company’s Board.”

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

4. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, February 13, 2020.

Flávio Stamm Fiscal Board Member	Cremênio Medola Netto Fiscal Board Member
Charles Edwards Allen Fiscal Board Member	Nathalia Pereira Leite Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 14, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director